

July 15, 2015

Via E-mail
Eric d'Esparbes
Senior Vice President & Chief Financial Officer
Theravance, Inc.
951 Gateway Blvd.
South San Francisco, CA 94080

  Re: **Theravance, Inc.**
     Form 10-K
     Filed February 27, 2015
     File No. 000-30319

Dear Mr. d'Esparbes:

We have reviewed your filing and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Business
Patents and Proprietary Rights, page 9

1. Please expand your patent related disclosure to provide the following information regarding your material patents:

   - Specific products, product groups and technologies to which such patents relate;
   - Patent expiration dates;
   - Identification of applicable jurisdictions outside the U.S.; and
   - Contested proceedings and/or third-party claims

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Christina De Rosa at (202) 551-3577, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

                                                Sincerely,

                                                /s/ Daniel Greenspan for

                                                Jeffrey P. Riedler
                                                Assistant Director

cc: Via E-mail
        Keith J. Scherer
        Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
        One Marina Park Drive
        Suite 900
        Boston, MA 02210